SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of November 2023

Commission File Number: 001-37829

NISUN INTERNATIONAL ENTERPRISE DEVELOPMENT GROUP CO., LTD

(Registrant’s name)

21F, 55 Loushanguan Rd

Changning District Shanghai 200336

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒        Form 40-F  ☐

Explanatory Note:

On November 1, 2023, the Registrant’s Audit Committee and Board of Directors approved and ratified the proposed appointment of Yu Certified Public Accountant PC (“Yu CPA PC”) as the Registrant’s independent registered public accounting firm and dismissal of the Registrant's previous independent auditors, Wei, Wei & Co., LLP (“Wei & Wei”) on October 12, 2023.

During the Registrant’s most recent two fiscal years ended December 31, 2022 and 2021 through the dismissal of Wei & Wei on October 12, 2023, there were no disagreements between the Registrant and Wei & Wei on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Wei & Wei, would have caused it to make reference to the subject matter of the disagreements in connection with its report on the Registrant's consolidated financial statements for such periods. In addition, Wei & Wei’s reports on the financial statements as of and for the years ended December 31, 2022 and 2021 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the Registrant’s years ended December 31, 2022 and 2021 through the dismissal of Wei & Wei on October 12, 2023, there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

During the two most recent fiscal years ended December 31, 2022 and 2021 and any subsequent interim period prior to engaging Yu CPA PC, neither the Registrant nor anyone on its behalf consulted Yu CPA PC regarding either (i) the application of accounting principles to any proposed or completed transaction, or the type of audit opinion that might be rendered on the Registrant’s financial statements, and neither a written report nor oral advice was provided to the Registrant that Yu CPA PC concluded was an important factor considered by the Registrant in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) or a reportable event.

The Registrant has provided Wei & Wei with a copy of the disclosures the Registrant is making in this Current Report on Form 6-K and has filing as Exhibit 99.1 the letter from Wei & Wei stating that Wei & Wei agrees or has no basis to agree or disagree with the disclosures made herein.

Exhibits No.	Description
99.1	Letter from Wei, Wei & Co., LLP dated November 7, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nisun International Enterprise Development Group Co., Ltd

Date: November 7, 2023	By:	/s/ Xiaoyun Huang
	Name:	Xiaoyun Huang
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer

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